                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                       PIONEER NATURAL RESOURCES COMPANY
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                   723787107
                                 (CUSIP NUMBER)

                                KENNETH A. HERSH
                          777 MAIN STREET, SUITE 2700
                            FORT WORTH, TEXAS 76102
                                 (817) 820-6600
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 AUGUST 8, 1997
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 723787107                              SCHEDULE 13D


(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Persons

            DNR-MESA HOLDINGS, L.P.

--------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)[ ]

                                                                          (b)[ ]
--------------------------------------------------------------------------------

(3)   SEC Use Only

--------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                         OO (SEE ITEM 3)

--------------------------------------------------------------------------------

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization    DNR-MESA HOLDINGS, L.P. IS A
                                              LIMITED PARTNERSHIP FORMED UNDER
                                              THE LAWS OF THE STATE OF TEXAS.

--------------------------------------------------------------------------------

                                  (7)     Sole Voting Power        11,370,165(1)
     Number of                    ----------------------------------------------
     Shares Bene-
     ficially                     (8)     Shared Voting Power                  0
     Owned by                     ----------------------------------------------
     Each
     Reporting                    (9)     Sole Dispositive Power   11,370,165(1)
     Person With                  ----------------------------------------------

                                  (10)    Shared Dispositive Power             0
--------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person    11,370,165

--------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)               15.46%(2)

--------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                             PN

--------------------------------------------------------------------------------



----------------------------------

    (1) As exercised through its sole general partner, Rainwater, Inc., a Texas corporation.

    (2) Based on the 73,534,767 shares of Common Stock which the Issuer estimates it is required to issue as of August 8, 1997 as a result of the Merger.

ITEM 1.     SECURITY AND ISSUER.

      The class of equity securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock"), of Pioneer Natural Resources Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1400 Williams Square West, 5205 North O'Conner Boulevard, Irving, Texas 75039.

ITEM 2.     IDENTITY AND BACKGROUND.

      (a) - (c) DNR-MESA Holdings, L.P. (the "Partnership") is a limited partnership organized under the laws of the State of Texas. The Partnership's principal business address and office is 777 Main Street, Suite 2700, Fort Worth, Texas 76102. The principal business of the Partnership is the acquisition, holding, selling, trading, exchanging and other investing in and dealing with the securities of the Issuer, whether recourse or non-recourse to the Issuer and without regard to whether such securities are publicly traded, readily marketable or restricted as to transfer or sale.

      Rainwater, Inc., the sole general partner of the Partnership (sometimes referred to herein as the "General Partner"), is a corporation organized under the laws of the State of Texas. Rainwater, Inc.'s principal business address and principal office is 777 Main Street, Suite 2700, Fort Worth, Texas 76102. The principal business of Rainwater, Inc. is investments. The sole shareholder of Rainwater, Inc. is Richard E. Rainwater.

      The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of Rainwater, Inc., are set forth below:

                                                                                    Name, Principal Business
                                                                                         and Address of
                                                                                      Organization in which
           Name and                   Capacity in                Principal            Principal Occupation
       Business Address               Which Serves              Occupation                is Conducted
       ----------------               ------------              ----------                ------------
 Richard E. Rainwater             President, Director       Personal investment           Self-employed
 777 Main Street                                              for own account            777 Main Street
 Suite 2700                                                                                Suite 2700
 Fort Worth, Texas 76102                                                             Fort Worth, Texas 76102

 Darla D. Moore                     Vice President,         Personal investment           Self-employed
 777 Main Street                        Director              for own account            777 Main Street
 Suite 2700                                                                                Suite 2700
 Fort Worth, Texas 76102                                                             Fort Worth, Texas 76102

 Kenneth A. Hersh                   Vice President,          Chief investment        Rainwater, Inc. and GFW
 777 Main Street                     Treasurer and              officer for                II, L.L.C.
 Suite 2700                       Secretary, Director       Rainwater, Inc. and          777 Main Street
 Fort Worth, Texas 76102                                    manager of related             Suite 2700
                                                               partnerships          Fort Worth, Texas 76102


            The principal business of GFW II, L.L.C. is investments.

      (d) None of the entities or individuals identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the entities or individuals identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each of the individuals identified in this Item 2 is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The Partnership acquired 11,370,165 shares of Common Stock, as of August 8, 1997, as the result of a transaction in which MESA Inc., a Texas corporation ("Mesa"), was merged into the Issuer and Parker & Parsley Petroleum Company, a Delaware corporation, was merged into Mesa Operating Co., a subsidiary of the Issuer (the "Merger"). The Partnership owned 63,672,925 shares of Mesa Series B 8% Cumulative Convertible Preferred Stock, par value $.01 per share (the "Series B Preferred Stock"), immediately before the Merger, consisting of the 58,849,557 shares initially acquired in July 1996 for a total purchase price of $133,000,000 and the shares received as regular quarterly PIK dividends on the Series B Preferred Stock. Pursuant to the Merger, each seven shares of the Series B Preferred Stock was converted into the right to receive 1.25 shares of the Common Stock.

      The Partnership used funds obtained from the capital contributions of its partners to acquire the initial shares of Series B Preferred Stock, of which Rainwater, Inc., as the sole general partner of the Partnership, provided $1,330,000 from its existing working capital, and Richard E. Rainwater, in his capacity as a limited partner, provided $72,670,000, from personal funds, which included amounts obtained from a personal line of credit which was subsequently repaid in full by Mr. Rainwater.

ITEM 4.     PURPOSE OF TRANSACTION.

      The Partnership acquired the securities herein reported for investment purposes pursuant to the Merger. The shares of Series B Preferred Stock, which were converted into the securities herein reported, were initially acquired for investment purposes and as a means to obtain control of Mesa. The right of the Partnership, as sole holder of the Series B Preferred Stock, to elect a majority of the members of the board of directors of Mesa terminated upon the conversion of such shares into Common Stock pursuant to the Merger. Depending on market conditions, general economic conditions and other factors that each may deem significant to his or its respective investment decisions, the Partnership, Rainwater, Inc. and Richard E. Rainwater, may purchase shares of Common Stock in the open market or in private transactions or may dispose of all or a portion of the shares of Common Stock that they or any of them may hereafter acquire provided that such purchases and sales are otherwise made in compliance with the terms and conditions of any agreements between the Issuer and the Partnership.

      Except as set forth in this Item 4, the reporting person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) though (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) The Partnership. The Partnership is the beneficial owner of 11,370,165 shares of Common Stock. Based on the 73,534,767 shares of Common Stock which the Issuer estimates it is required to issue as of August 8, 1997 as a result of the Merger, the Partnership is the beneficial owner of approximately 15.46% of the outstanding shares of Common Stock.

            Rainwater, Inc. Rainwater, Inc. may, as the sole general partner of the Partnership, be deemed to be the beneficial owner of all 11,370,165 shares of Common Stock beneficially owned by the Partnership which constitute approximately 15.46% of the outstanding shares of Common Stock.

            Richard E. Rainwater. Richard E. Rainwater may, as sole shareholder of Rainwater, Inc., be deemed to be the beneficial owner of all 11,370,165 shares of Common Stock beneficially owned by the Partnership which constitute approximately 15.46% of the outstanding shares of Common Stock.

      (b) The Partnership. Through Rainwater, Inc., its general partner, the Partnership has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 11,370,165 shares of Common Stock.

            Rainwater, Inc. As the sole general partner of the Partnership, Rainwater, Inc. has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 11,370,165 shares of Common Stock.

            Richard E. Rainwater. As the sole shareholder of Rainwater, Inc., Richard E. Rainwater has the sole power (and no shared power) to vote or direct the vote or dispose or direct the disposition of 11,370,165 shares of Common Stock.

      (c) Except as otherwise described herein or in any Exhibit filed herewith, none of the persons named in response to paragraph (a) above has effected any transaction in shares of the Common Stock during the past 60 days.


      (d)   No person other than the Partnership, Rainwater, Inc. and Richard
E. Rainwater has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by them.

      (e) It is inapplicable for the purposes herein to state the date on which the Partnership, Rainwater, Inc. and Richard E. Rainwater cease to be the owners of more than five percent (5%) of the shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      The business of the Partnership as set forth in the Amended and Restated Agreement of Limited Partnership of the Partnership dated as of November 8, 1996 (the "Partnership Agreement'), includes the acquisition and disposition of securities of Mesa (which by virtue of the Merger have been converted to securities of the Issuer), exercising all rights, powers, privileges and other incidents of ownership or possession with respect to the securities held or owned by the Partnership, providing continuing analysis and consulting assistance to the Issuer during the course of the Partnership's investment and doing all other acts and things necessary, incidental or convenient to carry on the Partnership business as contemplated. Rainwater, Inc., as sole general partner, has full power and authority to do all things deemed necessary or desirable by it to conduct the business of the Partnership in the name of the Partnership, including, without limitation, the exercise of all rights, power, privileges and other incidents of ownership or possession with respect to securities held or owned by the Partnership, including in particular, the exercise of all voting rights with respect to such securities. Reference is made to the complete text of the Partnership Agreement, which is incorporated by reference in Exhibit 10.1.

      The Partnership and Mesa entered into a Registration Rights Agreement, dated July 2, 1996 ("Registration Rights Agreement"), which is binding on the Issuer, as successor in interest to Mesa. The

Registration Rights Agreement provides that the holders of at least a majority of the "Registrable Securities" (as defined therein), which includes the shares of Common Stock issued to the Partnership in connection with the Merger, may at any time (subject to customary "black-out" periods) require the Issuer to effect the registration of such securities under the Securities Act of 1933 (the "Act") by means of a "shelf" registration statement for an offering to be made on a continuous basis under the Act. Subject to certain limitations, the Registration Rights Agreement also provides certain "piggyback" registration rights to the holders of Registrable Securities whenever the Issuer proposes to register an offering of any of its capital stock under the Act (including on behalf of other stockholders of the Issuer) subject to certain exceptions, including pro rata reduction if, in the reasonable opinion of the managing underwriter(s) of the offering, such a reduction is necessary to prevent an adverse effect on the marketability of the offering. The Registration Rights Agreement also contains customary provisions regarding the payment of expenses by the Issuer and mutual indemnification agreements between the Issuer and the holders of the Registrable Securities for certain securities law violations. Reference is made to the complete text of the Registration Rights Agreement, which is incorporated by reference in Exhibit 10.2.

      The Partnership entered into a letter agreement with Parker & Parsley Petroleum Company dated April 6, 1997, which continues to remain in effect between the Partnership and the Issuer, as successor in interest to Parker & Parsley Petroleum Company. Pursuant to this agreement, the Partnership agreed that prior to April 6, 1998, the Partnership will not, without the prior written consent of the Issuer, dispose of any shares of the Common Stock received in exchange for the Series B Preferred Stock in connection with the Merger, other than transfers of such securities by the Partnership to its partners which are permitted under certain circumstances. In addition, the Partnership agreed that if within the 90-day period following the closing of the Merger (which closing was August 8, 1997), the Issuer shall file a registration statement with the Securities and Exchange Commission pertaining to the issuance and sale of Common Stock for its own account, the Partnership will upon the written request of the Issuer and the managing underwriter for such offering enter into an agreement not to make transfers of the shares of Common Stock for a certain period of time following such offering, not to exceed 180 days. Reference is made to the complete text of the Registration Rights Agreement, which is incorporated by reference in Exhibit 10.3.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1 - Amended and Restated Agreement of Limited Partnership of DNR-
               MESA Holdings, L.P., dated as of November 8, 1996 (incorporated herein by reference to Exhibit 10.1 to the Schedule 13D/A (Amendment No. 1) of DNR-MESA Holdings, L.P. filed with the Securities and Exchange Commission on November 27, 1996 regarding the common stock of Mesa).

Exhibit 10.2 - Registration Rights Agreement dated July 2, 1996 between DNR-
               MESA Holdings, L.P. and MESA Inc. (incorporated herein by reference to Exhibit 10.1 to the Schedule 13D of DNR-MESA Holdings, L.P. filed with the Securities and Exchange Commission on July 11, 1996 regarding the common stock of Mesa, which includes the form of Registration Rights Agreement as Exhibit B to the Stock Purchase Agreement).

Exhibit 10.3 - Letter Agreement dated April 6, 1997 between DNR-MESA Holdings,
               L.P. and Parker & Parsley Petroleum Company (incorporated herein by reference to Exhibit 10.5 to the Schedule 13D/A (Amendment No. 2) of DNR-MESA Holdings, L.P. filed with the Securities and Exchange Commission on April 14, 1997 regarding the common stock of Mesa).

                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  August 15, 1997          DNR-MESA HOLDINGS, L.P.
                                By: Rainwater, Inc., its Sole General Partner



                                    By:   /s/ Kenneth A. Hersh
                                          --------------------------------------
                                          Kenneth A. Hersh, Vice President